FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 18, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Third Quarter Ended September 30, 2010

November 18, 2010

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announces its unaudited US GAAP financial results for the three months ended September 30, 2010.

Key Financial Highlights of Q3 2010(1)

•      Consolidated revenues up 10.8% y-o-y to $2,911 million

•      Consolidated OIBDA(2) up 8.2% y-o-y to $1,309 million with a 45.0% OIBDA margin

•      Consolidated net income attributable to the Group of $475 million

•      Free cash-flow(3) increased in Q3 2010 and reached $2.4 billion for the nine months ended September 30, 2010

Key Corporate and Industry Highlights

•      Acquisition of a 95% stake in Metro-Telecom for RUB 339.35 million ($11.01 million(4))

•      Acquisition of Multiregion, one of the leading groups of broadband and cable TV providers in Russia, for $123.5 million

•      Decrease in the interest rates on Gazprombank’s RUB 6.46 billion facility and on Sberbank’s RUB 53 billion facilities

•      Completion of a series of transactions involving the sale by the Comstar group of companies to Rostelecom of the 25%+1 share in the charter capital of Svyazinvest for RUB 26 billion

•      Successful completion of voluntary tender offer to the Comstar shareholders resulting in the acquisition of 37,614,087 ordinary Comstar shares, or approximately 9.0% of Comstar’s issued share capital

•      LTE launch in Uzbekistan — first commercial network in the CIS

•      Outlook upgrade of the S&P credit rating from Stable to Positive

•      Affirmation of the Fitch credit rating at BB+/Outlook Stable

•      Voluntarily repayment of the second tranche of the syndicated loan in the amount of $161.5 million; the loan was originally signed in April 2006 and carried a 5-year maturity

(1)   Because Comstar-UTS, TS-Retail and Metro-Telecom were acquired from JSC Sistema, the majority owner of MTS, Comstar, TS-Retail and Metro-Telecom, the acquisitions were accounted for as transactions between entities under common control. Similar to a pooling of interest, whereby the assets and liabilities of Comstar-UTS, TS-Retail and Metro-Telecom were recorded at Sistema’s carrying value, MTS’ historical financial information was recast to include the acquired entities for all periods presented

(2)   See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures

(3)   See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity

(4)   According to the Russian Central Bank exchange rate of 30.8227 RUB/USD as of August 27, 2010

•      Redemption of the $400 million Eurobond in October 2010

•      Placement of the series 07 and series 08 ruble-denominated bonds totaling RUB 25 billion

•      Transfer of MTS ordinary share to the “A1” listing on the Moscow Interbank Currency Exchange (MICEX)

•      Completion of 3G deployment throughout markets of operation with 3G launch in Turkmenistan

•      Signing of a non-binding indicative offer to acquire for RUB 11.59 billion ($379.01 million(5)) Sistema-Telecom, whose primary assets include the distinctive ‘egg’ trademarks used by MTS and its subsidiaries

Commentary

Mikhail Shamolin, President and CEO of MTS, commented, “For the period, we delivered strong sequential and annual growth in all of our markets of operation. During the quarter we improved Group’s revenue 10.8%% year over year to $2.9 billion dollars. We attribute this growth to the positive seasonal dynamics, subscriber additions and a general increase in usage in our core markets.”

Alexey Kornya, MTS Vice President and Chief Financial Officer, said, “We have been very successful in our efforts aimed at optimizing our debt portfolio. We reached an agreement to lower interest rates on our Sberbank facilities in the total amount of 53 billion rubles. In line with our preference for ruble denominated debt, we voluntarily repaid the second — and last - tranche of our outstanding syndicated loan in the amount of $161.5 million; the loan was originally signed in April 2006 and carried a 5-year maturity.  At the end of the period, non-ruble debt accounted for roughly 37% of our debt portfolio, but this should decrease by the end of the year.”

Mr. Kornya added, “In October we completed the redemption of a $400 million Eurobond. Just recently, we tapped local debt markets placing series-07 and series-08 ruble-denominated bonds - a 5-year 15 billion RUB issue with a coupon of 8.15% and a 7-year 10 billion RUB issue with a coupon of 8.7%. This makes us the first Russian corporate to solicit 7-year money from the market, which is a strong statement on our financial position given the volatility we are now seeing in global capital markets.”

Continued Mr. Shamolin, “As you are aware, we are moving forward with the acquisition of Comstar that creates the largest integrated telecommunications provider in Russia and the CIS. As a part of the process, we launched a voluntary tender offer (VTO) to Comstar shareholders for up to 9.0% of Comstar’s issued share capital. The VTO was successful, which allowed us to increase our ownership stake in Comstar to 70.97% of Comstar’s issued share capital (or 73.33% excluding treasury shares). The merger process is expected to be completed by mid-April 2011 subject to the shareholders’ approval of the transaction and certain regulatory steps. We will seek the approval from the shareholders of both MTS and Comstar at Extraordinary General Meetings on December 23, 2010.”

He continued, “Earlier this week we signed a non-binding indicative offer to acquire 100% of Sistema Telecom LLC. As you may recall, in 2006 Sistema introduced the umbrella brand to link its telecommunications assets in the eyes of their customers. In the years since, however, the market has undergone significant changes that saw ownership of many of these key assets shift to MTS. Today, we are truly operating under a unified brand to all of our customers and are continuously extending our brand to different services. Given the prospects we see in our market, we feel it is only

(5)  According to the average exchange rate of 30.57 RUB/USD for the 60-day period from September 4, 2010 to November 4, 2010 logical to acquire full control of our logos and trademarks to ensure that all shareholders benefit equally in the brand’s further development as we continue to implement our “3i” strategy.”

This press release provides a summary of some of the key financial and operating indicators for the period ended September 30, 2010. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

Financial Summary(6)

USD mln	Q3’10	Q3’09	y-o-y		Q2’10	q-o-q
Revenues	2,910.8	2,628.1	10.8%		2,772.6	5.0%
- mobile	2,322.1	2,139.3	8.5%		2,228.1	4.2%
- handsets & accs	165.0	111.5	48.0%		131.3	25.7%
- fixed	423.6	377.2	12.3%		413.2	2.5%
OIBDA	1,309.4	1,209.9	8.2%		1,234.6	6.1%
- margin	45.0%	46.0%	-1.0	pp	44.5%	+0.5	pp
Net operating income	795.6	736.0	8.1%		754.2	5.5%
- margin	27.3%	28.0%	-0.7	pp	27.2%	+0.1	pp
Net income	475.5	504.1	-5.7%		353.6	34.5%
- margin	16.3%	19.2%	-2.9	pp	12.8%	+3.5	pp

Russia Highlights

RUB mln	Q3’10	Q3’09	y-o-y		Q2’10	q-o-q
Revenues(7)	73,752.0	67,565.3	9.2%		69,524.5	6.1%
- mobile	61,304.8	56,473.3	8.6%		57,495.3	6.6%
- fixed	13,363.3	11,834.0	12.9%		12,841.4	4.1%
OIBDA	33,332.7	31,391.5	6.2%		31,403.7	6.1%
- mobile	27,824.2	26,561.0	4.8%		26,268.4	5.9%
- fixed	5,508.5	4,830.5	14.0%		5,135.3	7.3%
OIBDA margin	45.2%	46.5%	-1.3	pp	45.2%	+0.0	pp
- mobile	45.4%	47.0%	-1.6	pp	45.7%	-0.3	pp
- fixed	41.2%	40.9%	+0.3	pp	40.1%	+1.1	pp
Net income	12,558.6	14,160.3	-11.3%		8,865.5	41.7%
- margin	17.0%	21.0%	-4.0	pp	12.8%	+4.2	pp

	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10
ARPU (RUB)(8)	255.8	248.4	236.7	253.9	269.4
MOU (min)	213	219	211	230	244
Churn rate (%)	10.7	12.4	10.4	9.8	13.5
SAC (RUB)	561.1	503.1	549.3	630.5	534.0
- dealer commission	358.4	288.4	351.0	399.9	341.0
- adv & mktg	202.7	214.7	198.3	230.6	193.0

(6)          Because Comstar-UTS, TS-Retail and Metro-Telecom were acquired from JSC Sistema, the majority owner of MTS, Comstar, TS-Retail and Metro-Telecom, the acquisitions were accounted for as transactions between entities under common control. Similar to a pooling of interest, whereby the assets and liabilities of Comstar-UTS, TS-Retail and Metro-Telecom were recorded at Sistema's carrying value, MTS' historical financial information was recast to include the acquired entities for all periods presented

(7)          Gross of intercompany

(8)          ARPU is calculated by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period

Ukraine Highlights

UAH mln	Q3’10	Q3’09	y-o-y		Q2’10	q-o-q
Revenues	2,303.8	2,215.6	4.0%		2,146.4	7.3%
OIBDA	1,144.0	1,067.5	7.2%		1,004.9	13.8%
- margin	49.7%	48.2%	+1.5	pp	46.8%	+2.9	pp
Net income	364.2	195.8	86.0%		208.3	74.8%
- margin	15.8%	8.8%	+7.0	pp	9.7%	+6.1	pp

	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10
ARPU (UAH)	40.1	38.3	35.2	39.5	41.6
MOU (min)	478	506	527	541	541
Churn rate (%)	10.4	9.7	9.4	7.2	6.6
SAC (UAH)	45.9	56.8	66.9	64.3	58.0
- dealer commission	16.3	22.3	34.2	31.8	29.4
- adv & mktg	17.7	22.7	21.2	21.4	17.8
- handset subsidy	1.4	2.6	2.1	1.8	1.3
- SIM card & voucher	10.5	9.2	9.4	9.2	9.5

Uzbekistan Highlights(9)

USD mln	Q3’10	Q3’09	y-o-y		Q2’10	q-o-q
Revenues	114.9	101.1	13.6%		113.3	1.4%
OIBDA	64.4	52.0	23.8%		65.8	-2.1%
- margin	56.1%	51.4%	+4.7	pp	58.1%	-2.0	pp
Net income	27.6	32.3	-14.6%		31.7	-12.9%
- margin	24.0%	32.0%	-8.0	pp	28.0%	-4.0	pp

	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10
ARPU (USD)	5.1	5.0	4.8	5.0	4.8
MOU (min)	500	534	520	534	508
Churn rate (%)	8.1	8.0	5.9	6.1	7.2
SAC (USD)	8.3	6.7	6.1	6.0	7.8

Turkmenistan Highlights

TMT mln	Q3’10	Q3’09	y-o-y		Q2’10	q-o-q
Revenues	159.3	122.8	29.7%		152.3	4.6%
OIBDA	97.3	73.1	33.1%		94.3	3.2%
- margin	61.1%	59.5%	+1.6	pp	62.0%	-0.9	pp
Net income	59.9	44.5	34.6%		58.4	2.6%
- margin	37.6%	36.2%	+1.4	pp	38.4%	-0.8	pp

	Q3’09	Q4’09	Q1’09	Q2’10	Q3’10
ARPU (TMT)	29.7	27.6	25.2	25.0	23.3
MOU (min)	241	250	267	289	325
Churn rate (%)	4.5	5.7	9.9	3.0	6.1
SAC (TMT)	18.4	9.4	10.5	11.8	10.1

(9)   The functional currency in Uzbekistan is the US dollar

Armenia Highlights

AMD mln	Q3’10	Q3’09	y-o-y		Q2’10	q-o-q
Revenues	20,903.4	21,966.2	-4.8%		19,287.0	8.4%
OIBDA	11,530.3	12,263.4	-6.0%		10,315.9	11.8%
- margin	55.2%	55.8%	-0.6	pp	53.5%	+1.7	pp
Net income/(loss)	(2,231.5)	(2,451.3)	n/a		3,606.6	n/a
- margin	n/a	n/a	n/a		18.7%	n/a

	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10
ARPU (AMD)	3,540.9	3,351.4	2,813.4	3,013.5	3,194.2
MOU (min)	217	237	220	255	294
Churn rate (%)	11.3	12.7	8.6	8.5	7.7
SAC (AMD)	5,143.6	6,787.7	6,868.7	7,192.0	6,719.4

CAPEX Highlights

USD mln	Q1’10	Q2’10	Q3’10	9M’10
Russia	178.4	248.0	328.1	754.5
- as % of rev	8.2%	10.8%	13.6%	10.9%
Ukraine	40.5	36.5	27.4	104.4
- as % of rev	16.8%	13.5%	9.4%	13.0%
Uzbekistan	23.9	18.9	19.6	62.4
- as % of rev	23.1%	16.7%	17.1%	18.8%
Turkmenistan	4.3	8.4	17.1	29.8
- as % of rev	8.9%	15.8%	30.5%	18.9%
Armenia	3.9	3.1	5.0	12.0
- as % of rev	8.5%	6.2%	8.8%	7.8%
Group	251.0	314.9	397.2	963.1
- as % of rev	9.6%	11.4%	13.6%	11.6%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 105.2 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of

Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

Attachments to the Third Quarter 2010
Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (USD mln)	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10
Operating income	736.0	614.6	676.1	754.2	795.6
Add: D&A and impairment loss	473.9	584.6	477.9	480.4	513.8
Adjusted OIBDA(10)	1,209.9	1,199.2	1,154.0	1,234.6	1,309.4

Russia (USD mln)	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10
Operating income	666.4	578.8	660.4	704.2	720.1
Add: D&A and impairment loss	335.7	441.4	332.5	333.8	368.3
Adjusted OIBDA(10)	1,002.0	1,020.2	992.9	1,038.0	1,088.4

Ukraine (USD mln)	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10
Operating income	45.8	22.9	11.2	35.8	59.8
Add: D&A	90.7	93.1	93.5	91.1	85.0
OIBDA	136.5	116.0	104.8	126.8	144.8

Uzbekistan (USD mln)	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10
Operating income	29.2	32.0	32.0	37.5	31.5
Add: D&A	22.8	24.7	24.5	28.3	32.9
OIBDA	52.0	56.7	56.5	65.8	64.4

(10)    Adjusted OIBDA results for Q4 2009 do not include long-lived assets impairment loss and acquisition related costs in the amount of $86.4 million

Turkmenistan (USD mln)	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10
Operating income	22.5	26.9	27.1	28.7	29.4
Add: D&A	3.2	3.2	4.2	4.4	4.7
OIBDA	25.7	30.2	31.2	33.1	34.1

Armenia (USD mln)	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10
Operating income/(loss)	11.4	5.2	(0.5)	4.2	8.8
Add: D&A	21.6	22.1	23.1	22.7	22.8
OIBDA	32.9	27.2	22.6	26.9	31.5

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10
Operating margin	28.0%	22.6%	25.9%	27.2%	27.3%
Add: D&A and impairment loss	18.0%	21.5%	18.3%	17.3%	17.7%
Adjusted OIBDA margin(11)	46.0%	44.0%	44.1%	44.5%	45.0%

Russia	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10
Operating margin	30.9%	25.6%	30.2%	30.6%	29.9%
Add: D&A and impairment loss	15.6%	19.5%	15.2%	14.5%	15.3%
Adjusted OIBDA margin(11)	46.4%	45.1%	45.4%	45.2%	45.2%

Ukraine	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10
Operating margin	16.1%	8.7%	4.7%	13.2%	20.5%
Add: D&A	32.0%	35.3%	38.8%	33.6%	29.2%
OIBDA margin	48.1%	44.0%	43.5%	46.8%	49.7%

Uzbekistan	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10
Operating margin	28.9%	30.5%	30.9%	33.1%	27.5%
Add: D&A	22.5%	23.4%	23.7%	25.0%	28.6%
OIBDA margin	51.4%	53.9%	54.6%	58.1%	56.1%

Turkmenistan	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10
Operating margin	52.1%	56.8%	55.9%	53.7%	52.6%
Add: D&A	7.4%	6.9%	8.5%	8.3%	8.5%
OIBDA margin	59.5%	63.7%	64.4%	62.0%	61.1%

Armenia	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10
Operating margin	19.3%	9.5%	-1.0%	8.3%	15.3%
Add: D&A	36.5%	40.5%	49.8%	45.2%	39.8%
OIBDA margin	55.8%	50.0%	48.8%	53.5%	55.2%

***

(11)    Adjusted OIBDA results for Q4 2009 do not include long-lived assets impairment loss and acquisition related costs in the amount of $86.4 million

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated statements of financial position as follows:

USD mln	As of Dec 31, 2009	As of Sep 30, 2010
Current portion of debt and of capital lease obligations	2,022.5	1,461.7
Long-term debt	6,326.8	5,012.5
Capital lease obligations	0.9	1.5
Total debt	8,350.2	6,475.7
Less:
Cash and cash equivalents	2,529.0	2,161.4
Short-term investments	206.5	325.9
Net debt	5,614.7	3,988.4

Last twelve month (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

USD mln	Three months ended Dec 31, 2009	Nine months ended Sep 30, 2010	Twelve months ended Sep 30, 2010
	A	B	C=A+B
Net operating income	614.6	2,225.9	2,840.5
Add: depreciation and amortization	498.2	1,472.0	1,970.2
Add: long-lived assets impairment loss and acquisition related costs	86.4	—	86.4
Adjusted OIBDA(12)	1,199.2	3,697.9	4,897.1

(12)  Adjusted OIBDA results for Q4 2009 do not include long-lived assets impairment loss and acquisition related costs in the amount of $86.4 million

Free cash-flow can be reconciled to our consolidated statements of cash flows as follows:

USD mln	For the nine months ended Sep 30, 2009	For the nine months ended Sep 30, 2010
Net cash provided by operating activities	2,469.3	2,739.9
Less:
Purchases of property, plant and equipment	(1,402.3)	(725.5)
Purchases of intangible assets	(287.7)	(237.6)
Proceeds from sale of property, plant and equipment	26.9	6.0
Proceeds/ (purchases) of other investments	0.1	796.3
Investments in and advances to associates	0.9	(1.5)
Acquisition of subsidiaries, net of cash acquired	(185.9)	(154.1)
Free cash-flow	621.3	2,423.5

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

(Amounts in thousands of US Dollars except per share amount)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2010	September 30, 2009*	September 30, 2010	September 30, 2009*

Net operating revenue
Service revenue	$2 745 742	$2 516 571	$7 867 837	$6 912 955
Sales of handsets and accessories	165 020	111 493	430 330	230 783
	2 910 762	2 628 064	8 298 167	7 143 738
Operating expenses
Cost of services	(569 586)	(528 708)	(1 647 325)	(1 450 063)
Cost of handsets and accessories	(155 874)	(119 919)	(432 935)	(260 082)
Sales and marketing expenses	(215 510)	(194 722)	(578 889)	(541 751)
General and administrative expenses	(597 328)	(505 256)	(1 720 593)	(1 424 849)
Depreciation and amortization	(513 763)	(473 900)	(1 472 039)	(1 345 853)
Provision for doubtful accounts	(23 515)	(25 283)	(81 423)	(72 765)
Other operating expenses	(39 547)	(44 266)	(139 041)	(120 039)

Net operating income	795 639	736 010	2 225 922	1 928 336

Currency exchange and transaction gain/ losses	18 822	61 422	38 906	(234 101)

Other income / (expenses):
Interest income	19 704	31 085	57 400	62 579
Interest expense, net of amounts capitalized	(189 585)	(149 887)	(631 381)	(345 689)
Other income	15 234	10 479	27 356	25 342
Total other expenses, net	(154 647)	(108 323)	(546 625)	(257 768)

Income before provision for income taxes and noncontrolling interest	659 814	689 109	1 718 203	1 436 467

Provision for income taxes	(141 007)	(148 701)	(380 216)	(326 166)

Net income	518 807	540 408	1 337 987	1 110 301
Net income attributable to the noncontrolling interest	(43 329)	(36 325)	(129 222)	(83 608)
Net income attributable to the Group	475 478	504 083	1 208 765	1 026 693

Weighted average number of common shares outstanding, in thousands - basic and diluted	1 916 869	1 885 053	1 916 869	1 885 053
Earnings/(loss) per share - basic and diluted	0.25	0.27	0.63	0.54

* Figures were restated due to retrospective consolidation of Comstar, TS-Retail and Metro-Telecom

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED  STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

(Amounts in thousands of US dollars)

	As of September 30,	As of December 31,
	2010	2009*
CURRENT ASSETS:
Cash and cash equivalents	$2 161 418	$2 529 011
Short-term investments	325 929	206 470
Trade receivables, net	770 700	595 747
Accounts receivable, related parties	17 314	16 697
Inventory and spare parts	249 697	239 572
VAT receivable	95 283	110 288
Prepaid expenses and other current assets	642 269	703 092
Total current assets	4 262 610	4 400 877

PROPERTY, PLANT AND EQUIPMENT	7 289 715	7 750 617

INTANGIBLE ASSETS	2 400 561	2 236 393

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	220 363	220 450

INVESTMENTS IN SHARES OF SVYAZINVEST		859 669

OTHER INVESTMENTS	49 816	48 701

OTHER ASSETS	222 874	245 615

Total assets	$14 445 939	$15 762 322

CURRENT LIABILITIES
Accounts payable	503 954	509 846
Accrued expenses and other current liabilities	2 189 434	1 666 201
Accounts payable, related parties	75 539	81 664
Current portion of long-term debt, capital lease obligations	1 461 732	2 022 499
Total current liabilities	4 230 659	4 280 210

LONG-TERM LIABILITIES
Long-term debt	5 012 456	6 326 824
Capital lease obligations	1 508	921
Deferred income taxes	284 495	298 453
Long-term accounts payable, related parties	39 115	38 273
Deferred revenue and other	372 430	373 011
Total long-term liabilities	5 710 004	7 037 482

Total liabilities	9 940 663	11 317 692

Redeemable noncontrolling interests	108 095	82 261

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as September 30, 2010 and December 31, 2009 (777,396,505 of which are in the form of ADS as of September 30, 2010 and December 31, 2009)

	50 558	50 558
Treasury stock (76,456,876 common shares at cost as of September 30, 2010 and December 31, 2009)	(1 054 926)	(1 054 926)
Additional paid-in capital		2 104
Accumulated other comprehensive income	(741 981)	(748 828)
Retained earnings	5 169 235	5 092 422
Total shareholders’ equity attributable to the Group	3 422 886	3 341 330
Noncontrolling interest	974 295	1 021 039
TOTAL SHAREHOLDERS` EQUITY	4 397 181	4 362 369

Total liabilities and shareholders’ equity	$14 445 939	$15 762 322

* Figures were restated due to retrospective consolidation of Comstar, TS-Retail and Metro-Telecom

MOBILE TELESYSTEMS

CONDENSED UNAUDITED  CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010  AND 2009

(Amounts in thousands of US dollars)

Nine months ended
	September 30, 2010	September 30, 2009 *

Net cash provided by operating activities	2 739 937	2 469 343

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(154 099)	(185 912)
Purchases of property, plant and equipment	(725 500)	(1 402 255)
Purchases of intangible assets	(237 557)	(287 700)
Proceeds from sale of property, plant and equipment and assets held for sale	5 974	26 870
Purchases of short-term investments	(535 509)	(364 081)
Proceeds from sale of short-term investments	450 964	349 302
Purchase of other investments	(49 748)	(413)
Proceeds from sales of other investments	846 080	541
Investments in and advances to associates	(1 450)	858
Increase in restricted cash	1 972	15 345
Net cash used in investing activities	(398 873)	(1 847 445)

CASH FLOWS FROM FINANCING ACTIVITIES:
Acquisition of noncontrolling interests in existing subsidiaries	(275 965)	(3 860)
Acquisition of Metro-Telecom, related party	(11 550)
Proceeds from issuance of notes	750 000	1 003 226
Repayment of notes	(462 403)
Notes and debt issuance cost	(20 989)	(102 140)
Capital lease obligation principal paid	(2 187)	(6 299)
Dividends paid	(496 085)	(429 088)
Proceeds from loans	507 635	2 808 733
Loan principal paid	(2 702 730)	(1 268 107)
Net cash (used in) / provided by financing activities	(2 714 274)	2 002 465

Effect of exchange rate changes on cash and cash equivalents	5 617	212 461

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS:	(367 593)	2 836 824

CASH AND CASH EQUIVALENTS, at beginning of period	2 529 011	1 135 987

CASH AND CASH EQUIVALENTS, at end of period	2 161 418	3 972 811

* Figures were restated due to retrospective consolidation of Comstar, TS-Retail and Metro-Telecom

Group financial results for the third quarter year 2010 Investor conference call – November 18, 2010 Mr. Mikhail Shamolin, President, Chief Executive Officer Mr. Aleksey Kornya, Vice President, Chief Financial Officer

2 Safe harbor Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

3 Financial and corporate highlights Key financial and operating results Appendix Group highlights for the period Group financial highlights Group balance sheet Debt obligations and composition Group subscriber base dynamics Development of MTS retail network Group capital expenditures: amended guidance for 2010 3i Strategy Contents

МТС оператор связи MTS

Group highlights for the third quarter 2010 and recent events

Q3 2010 highlights

- Acquisition of a 95% stake in Metro-Telecom for RUB 339.35 mln ($11.01 mln*)
- Acquisition of Multiregion, one of the leading groups of broadband and cable TV providers in Russia, for $123.5 mln
- Decrease in the interest rates on Gazprombank's RUB 6.46 bln facility and on Sberbank's RUB 53 bln facilities
- Completion of a series of transactions involving the sale by the Comstar group of companies to Rostelecom of the 25%+1 share in the charter capital of Svyazinvest for RUB 26 bln
- Successful completion of voluntary tender offer to the Comstar shareholders resulting in the acquisition of 37,614,087 ordinary Comstar shares, or approximately 9.0% of Comstar's issued share capital
- LTE launch in Uzbekistan – first commercial network in the CIS
- Outlook upgrade of the S&P credit rating from Stable to Positive
- Affirmation of the Fitch credit rating at BB+/Outlook Stable

Thereafter

- Voluntarily repayment of the second tranche of the syndicated loan in the amount of $161.5 mln; the loan was originally signed in April 2006 and carried a 5-year maturity
- Redemption of the $400 mln Eurobond in October 2010
- Placement of the series 07 and series 08 ruble-denominated bonds totaling RUB 25 bln
- Transfer of MTS ordinary shares to the "A1" listing on the Moscow Interbank Currency Exchange (MICEX)
- Completion of 3G deployment throughout markets of operation with 3G launch in Turkmenistan
- Signing of a non-binding indicative offer to acquire for RUB 11.59 bln ($379.01 mln**) Sistema-Telecom, whose primary assets include the distinctive 'egg' trademarks used by MTS and its subsidiaries

* According to the Russian Central Bank exchange rate of 30.8227 RUB/USD as of August 27, 2010
** According to the average exchange rate of 30.57 RUB/USD for the 60-day period from September 4, 2010 to November 4, 2010

4

5 Group financial highlights* Total Group Revenue (USD mln) Total Group Adjusted OIBDA** (USD mln) +5% +11% +10% +6% +8% +9% * Figures were retrospectively restated, please see appendix for complete details ** Adjusted OIBDA represents operating income before depreciation & amortization, impairment of long-lived assets and acquisition related costs. For further information, please see the Appendix for definitions and reconciliations Solid sequential and annual revenue growth in all markets of operation due to positive seasonality with continued subscriber and usage increases Group OIBDA for the quarter reflective of revenue performance Q3 2010 OIBDA margin impacted by higher costs of sales of handsets and accessories and sales and marketing expenses Adjusted OIBDA margin 46.5% 46.0% 44.0% 44.1% 44.5% 45.0% 45.8% 44.6% Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 9M 2009 9M 2010 RUB/USD 32.2 31.3 29.5 29.9 30.2 30.6 32.5 30.3 UAH/USD 7.66 7.82 7.99 7.99 7.92 7.90 7.73 7.94 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 9M 2009 9M 2010 +16% +13% 7 143.7 8 298.2 3 274.2 3 698.0

6 Total Group Net Income (USD mln) Group financial highlights +35% -6% -13% Quarterly increase in net income due to revenue and OIBDA dynamics as well as lower interest expenses following the renegotiation of interest rates by the Company Ruble appreciation vs. the US dollar resulted in a FOREX gain of $18.8 mln in Q3 2010 Net income margin 24.3% 19.2% n/a 14.5% 12.8% 16.3% 14.4% 14.6% Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 9M 2009 9M 2010 +18% 1 026.7 1 208.8

7 Group balance sheet* $2.2 bln in cash at the end of Q3 2010 in anticipation of further debt repayments, fulfillment of dividend obligations, capital expenditures and other corporate needs Free cash flow** increased in Q3 2010 and reached $2.4 bln for the nine months of 2010 * Figures were retrospectively restated, please see appendix for complete details ** See reconciliations of net debt, LTM OIBDA and free cash flow to consolidated financial statements in the appendix Balance sheet (USD mln unless noted) As of Dec 31, 2009 As of Sep 30, 2010 Cash and cash equivalents $2 529.0 $2 161.4 Short-term investments $206.5 $325.9 Total debt $8 350.2 $6 475.7 Long-term debt $6 327.7 $5 014.0 Short-term debt $2 022.5 $1 461.7 Net debt** $5 614.7 $3 988.4 Shareholders’ equity $4 362.4 $4 397.2 Total assets $15 762.3 $14 445.9 LTM OIBDA** $4 473.4 $4 897.1 Net debt/assets 0.4x 0.3x Net debt/equity 1.3x 0.9x Net debt/LTM OIBDA** 1.3x 0.8x

MTS оператор связи MTS

Debt obligations at the end of Q3 2010

Debt Repayment Schedule (USD mln)

Total Group Debt = $6.5 bln


MTS
Comstar-UTS
515
1 002
1 983
1 608
1 364
Q4 2010
2011
2012
2013
Thereafter

	Q4 2010	2011	2012	2013	Thereafter
MTS	513	992	1 969	1 591	1 363
Comstar	2	10	14	17	1
Debt repayments, USD mln	515	1 002	1 983	1 608	1 364

MTS Series 03, 04, 05 ruble bonds contain put options that can be exercised in June 2013, in May 2011 and in July 2012 respectively. MTS expects the options to be exercised, thereby increasing 2011-2013 debt and decreasing long-term debt

- In July 2010 MTS secured vendor financing of EUR 300 mln backed by Finnvera, Finland's export credit agency
- In September 2010 Comstar paid down its outstanding debt to Sberbank in the amount of RUB 26 bln as part of an agreement signed with Rostelecom regarding the sale of the 25%+1 stake in Svyazinvest
- In October 2010 MTS completed the redemption of a $400 mln Eurobond, which was issued in October 2003 and carried a semi-annual coupon rate of 8.375%
- In November 2010 MTS successfully places series 07 and series 08 ruble-denominated bonds totaling RUB 25 bln on MICEX
  - Series 07 in the amount of RUB 10 bln with maturity in 2017 and a semi-annual coupon rate of 8.70%
  - Series 08 in the amount of RUB 15 bln with maturity in 2020 carries a five-year put option and a semi-annual coupon rate of 8.15%

8

MTS оператор связи MTS

Debt composition at the end of Q3 2010

Debt composition by currency Q3 2010*


EUR
RUB
4%
63%
33%
USD

Debt composition by type Q3 2010


Syndicated loan
Credit facilities
2%
53%
45%
Bonds

- Maintaining a balanced currency structure of liabilities with a preference for ruble-denominated funding
- Future maturities of credit lines, issuance of ruble-denominated bonds and Eurobond'10 redemption may provide MTS with additional opportunities to balance its currency exposure
- USD portion of the Company's debt increased from 30% in Q2 2010 to 33% in Q3 2010 following repayment of Comstar's debt to Sberbank in the amount of RUB 26 bln
- MTS continues to attract long-term financing and reduce interest expenses on the debt facilities in line with the Company's financial strategy to optimize its debt portfolio

* Debt composition by currency includes FOREX hedging in the amount of $278 mln as of Q3 2010

9

MTS оператор связи MTS

Group subscriber base dynamics during the quarter

MTS subscribers (mln unless noted)	Q2 2010	Q3 2010	% change
Russia:			
- mobile	69.42	69.67	0.4%
- households passed, 000s**	7 942	7 799	-1.8%
- broadband Internet, 000s**	1 437	1 466	2.0%
- pay TV, 000s**	2 176	2 028	-6.8%
Ukraine	17.52	18.15	3.6%
Uzbekistan	7.59	8.16	7.5%
Turkmenistan	2.17	2.39	10.1%
Armenia	2.13	2.19	2.8%
Belarus***	4.58	4.64	1.3%
Total mobile	**103.41**	**105.21**	**1.7%**

* According to AC&M-Consulting as of September 30, 2010
** Operating indicators are those for Comstar-UTS and do not include Multiregion, which MTS acquired in July 2010
*** MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated
**** Figures for Multiregion may change moving forward as MTS aligns household and subscriber definitions among its subsidiaries

- Leading position in Russia maintained with a 32%* share of the mobile market
- Subscriber growth in each of the Company's markets of operation
- Relatively underpenetrated CIS markets continue to provide opportunities for further subscriber growth
- The sequential decline in the households passed and broadband Internet subscribers stems from changes in Comstar's household and subscriber definitions
- At the end of Q3 2010, Multiregion had approximately 1.8 mln in households passed, 266,000 broadband Internet subscribers and 632,000 pay TV customers****

10

MTS оператор связи

Development of MTS retail network and handset distribution

MTS retail network

- Continued development of own retail network with the opening of 43 new stores during Q3 2010
- Launch of 3 flagship stores in Moscow and 5 in the regions bringing the total to 24 stores in Russia
- Launch of new unlimited tariffs offering mobile and fixed Internet access at attractive prices

Device distribution

- Further strengthening of MTS' market share in handset sales with 14.2%** at the end of Q3 2010
- Expansion of handsets portfolio with mass market touchscreen models: Samsung C3300 and LG T300
- Introduction of two new handset models to the MTS-branded line: MTS Business and MTS Touch
- Launch of exclusive handsets from Nokia, Samsung and LG
- Further development of the Company's Internet shop functionality (http://www.shop.mts.ru/) including delivery services in a number of new regions in Russia

Retail network development (MTS-owned stores)*


1 545
1 679
2 010
2 160
2 208
2 251
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2010

Handset sales through MTS retail network (000s)


399
667
1030
944
1002
1 399
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2010

	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Market share**	7.0%	9.1%	11.7%	13.1%	13.7%	14.2%

MTS Connect modem and data tariff sales (000s)


153
214
476
478
498
761
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2010

*Does not include franchisee stores

**Market share in terms of number of handsets sold based on MTS estimates



11

12 Group capital expenditures: amended guidance for 2010 Though we are meeting our network development goals for the year, our spending will be lower than the previously guided 22-24% of revenues MTS expects full-year CAPEX to be roughly 20% of total Group revenues Because we are still in the process of rolling out our 3G network and enhancing our fixed-line infrastructure lower spending in 2010 may lead to slightly higher spending in 2011 Russia 178.4 248.0 328.1 754.5 Ukraine 40.5 36.5 27.4 104.4 Uzbekistan 23.9 18.9 19.6 62.4 Turkmenistan 4.3 8.4 17.1 29.8 Armenia 3.9 3.1 5.0 12.0 Group 251.0 314.9 397.2 963.1 - as % of revenue 9.6% 11.4% 13.6% 11.6% (in USD mln) Q1 2010 Q2 2010 Q3 2010 9M 2010 963.1

13 3i: MTS strategy Seamless user experience for all segments Rapid broadband infrastructure (fixed/3G/LTE) deployment Integrated sales channels New pipelines and customer touch-points Integration Enhanced connectivity Compelling Internet user experience Best-in-class content apps and services Smarter pipelines to capture additional value Internet Delivery of exclusive devices Cutting-edge products and services for all customer segments End-to-end user experience at home, at work and on the move Differentiation through product and service mix Innovation Increasing customer lifetime value Generating shareholder returns Strategic direction Tactics Key benefits

14 Financial and corporate highlights Key financial and operating results Appendix Russia Ukraine Uzbekistan Turkmenistan Armenia Contents

Strong q-o-q and y-o-y revenue growth due to subscriber additions, increase in usage and seasonally higher contribution from roaming revenues OIBDA impacted by higher sales of handsets and accessories as well as an increase in sales and marketing expenses during the quarter 15 Russia financial highlights* Total Russia Revenue** (RUB bln) Total Russia Adjusted OIBDA*** (RUB bln) +6% +9% +8% +6% +6% +5% 62.5 66.7 Fixed * Figures were retrospectively restated due to the acquisition of Metro-Telecom in July 2010, please see appendix for complete details ** Gross of intercompany *** Adjusted OIBDA represents operating income before depreciation & amortization, impairment of long-lived assets and acquisition related costs. For further information, please see the Appendix for definitions and reconciliations 67.6 29.9 30.1 31.4 Mobile 65.3 29.7 69.5 31.4 Adjusted OIBDA margin 47.9% 46.5% 45.1% 45.4% 45.2% 45.2% 46.7% 45.3% - mobile ex-retail 53.5% 52.6% 50.8% 51.1% 51.1% 48.7% 51.7% 50.3% - mobile 48.5% 47.0% 45.7% 45.1% 45.7% 45.4% 47.5% 45.4% - fixed 42.0% 40.9% 40.6% 44.2% 40.1% 41.2% 40.3% 41.7% Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 9M 2009 9M 2010 +xx% -xx% +11% +8% 188.0 208.6 87.8 94.4 155.2 172.3 35.1 38.7 73.7 78.2 14.1 16.2 73.8 33.3

16 Russia mobile operating indicators Increase in ARPU due to overall usage growth with seasonally stronger contribution from roaming and value-added services (VAS) Solid usage growth as a result of the Company’s efforts to stimulate subscriber activity ARPU from VAS increase due to strong growth in data consumption with higher contribution from data usage in roaming ARPU (RUB) MOU (min) +6% +5% +4% +6% +15% -1% Subs, mln 67.4 68.7 69.3 69.1 69.4 69.7 Churn rate, % 6.9% 10.7% 12.4% 10.4% 9.8% 13.5% VAS ARPU 41.9 47.0 53.1 53.8 51.4 55.1 - as % of ARPU 17.1% 18.4% 21.4% 22.7% 20.2% 20.5% SAC 649.9 561.1 503.1 549.3 630.5 534.0 APPM 1.14 1.20 1.13 1.12 1.10 1.10 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010

Total VAS (RUB mln)* 8 374 9 845 11 264 11 519 10 595 11 409 26 690 33 523 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 9M 2009 9M 2010 Key initiatives in Q3: New caller ID services launched Launch of the MTS Internet shop in 8 new cities with further development of its functionality: credit card payments, preorder option, expansion of product line Launch of “BIT” service – special offer for mobile data Launch of MTS-Connect 3 tariff plan Modernization of terminal applications: “EasyPayment” and “Second Memory” 17 Russia mobile operating indicators* Messaging Revenue (RUB mln) Data Traffic Revenue (RUB mln) Data Content Revenue (RUB mln) * Does not include revenue from SMS and data bundles, which is included in airtime revenue +6% +12% +8% +15% +65% +16% +2% -16% +35% +11% +69% +11% 11 151 11 894 9 653 10 033 7 043 8 712

OIBDA margin 45.0% 48.2% 44.0% 43.5% 46.8% 49.7% 45.4% 46.9% Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 9M 2009 9M 2010 Revenue growth due to strong subscriber additions, positive market dynamics and positive seasonal factors Strong increase in OIBDA and OIBDA margin on the back of top-line growth and effective cost controls 18 Ukraine financial highlights Total Ukraine OIBDA (UAH mln) Total Ukraine Revenue (UAH mln) +7% +4% +12% +14% +7% +20% +5% +8% 6 065 6 372 2 754 2 986

19 +8% +5% +11% stable +13% +8% Ukraine operating indicators ARPU (UAH) MOU (min) Subs, mln 17.8 17.8 17.6 17.3 17.5 18.2 Churn rate, % 9.7% 10.4% 9.7% 9.4% 7.2% 6.6% VAS ARPU 6.8 7.9 8.3 8.9 8.6 9.1 - as % of ARPU 18.9% 19.6% 21.7% 25.2% 21.7% 21.9% SAC 52.1 45.9 56.8 66.9 64.3 58.0 APPM 0.081 0.084 0.076 0.067 0.073 0.077 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 ARPU growth reflective of total revenue growth and positive seasonal factors Reduction of churn as the result of the Company’s efforts to increase the quality of subscriber base APPM increase due to the seasonally higher roaming activity and other seasonal factors

Total VAS (UAH mln) 362.5 418.9 440.9 465.0 448.3 488.2 1 157.5 1 401.5 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 9M 2009 9M 2010 Key initiatives in Q3: Launch of new options for MTS-Click service Expansion of MTS mobile portal functions New price offer for MTS-Connect bundles to further stimulate VAS usage Launch of a new interactive SMS-campaign “100 cars in 100 days” Introduction of a new offer for GOOD’ok service users – “GOOD’ok via desktop” 20 Ukraine operating indicators Messaging Revenue (UAH mln) Data Traffic Revenue (UAH mln) Data Content Revenue (UAH mln) +10% +33% +15% +13% -14% +45% +23% +170% +8% +36% +6% +131% 414.7 562.1 278.0 295.3 152.8 352.4

Revenue growth from subscriber acquisitions offset by decreased subscriber activity due to the Ramadan holiday OIBDA performance in line with top-line dynamics and impacted by subscriber additions OIBDA margin 55.1% 51.4% 53.9% 54.6% 58.1% 56.1% 55.4% 56.3% Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 9M 2009 9M 2010 21 Uzbekistan financial highlights Total Uzbekistan OIBDA (USD mln) Total Uzbekistan Revenue (USD mln) +1% +14% +4% -2% +24% -3% +11% +12% 299.8 331.7 166.0 186.7

22 -4% -6% -2% -5% +2% stable Uzbekistan operating indicators ARPU reduction due to the addition of the lower value mass-market subscribers and seasonal factors MOU decrease due to less subscriber activity during the Ramadan holiday SAC increase due to the addition of 570,000 subscribers during the period ARPU (USD) MOU (min) Subs, mln 6.5 6.8 7.1 7.4 7.6 8.2 Churn rate, % 7.1% 8.1% 8.0% 5.9% 6.1% 7.2% SAC 7.6 8.3 6.7 6.1 6.0 7.8 APPM 0.01 0.01 0.01 0.01 0.01 0.01 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010

23 Uzbekistan operating indicators * Messaging Revenue (USD mln) Data Traffic Revenue (USD mln) Data Content Revenue (USD mln) +5% +2% +3% +10% +100% +45% +7% -22% +21% Total VAS (USD mln) 14.5 16.2 17.9 17.5 15.9 16.8 43.1 50.2 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 9M 2009 9M 2010 Key initiatives in Q3: Launch of a new service “All Included” to promote data usage Introduction of new SMS-based services for students and the religious community Further development of the ”SMS/MMS from PC” service Promotion of “Music CD” option for “GOOD’ok” service Optimization of IVR-services +5% +150% -1% 19.2 20.2 3.6 9.0 14.3 14.1

Sequential increase in revenue due to higher net additions and higher voice and value-added services (VAS) consumption OIBDA growth reflective of top-line dynamic OIBDA margin 45.2% 59.5% 63.7% 64.4% 62.0% 61.1% 53.7% 62.4% Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 9M 2009 9M 2010 24 Turkmenistan financial highlights Total Turkmenistan OIBDA (TMT mln) Total Turkmenistan Revenue (TMT mln) +5% +30% +14% +3% +33% +51% +39% +62% 323.1 449.8 173.5 280.6

25 -7% -22% -1% +12% +35% +1% Turkmenistan operating indicators ARPU q-o-q and y-o-y decline due to the launch of new tariff plans and other promotional activities throughout the year to stimulate usage, as well as addition of lower-value subscribers Sequential subscriber base growth with over 200,000 in net additions during the quarter ARPU (TMT) MOU (min) Subs, 000s 1 252.7 1 501.2 1 757.6 1 896.3 2 165.2 2 385.2 Churn rate, % 5.8% 4.5% 5.7% 9.9% 3.0% 6.1% SAC 11.2 18.4 9.4 10.5 11.8 10.1 APPM 0.1 0.1 0.1 0.1 0.1 0.1 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010

OIBDA increase and margin improvement due to optimization of operating expenses OIBDA margin 55.9% 55.8% 50.0% 48.8% 53.5% 55.2% 55.0% 52.6% Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 9M 2009 9M 2010 26 Armenia financial highlights Total Armenia OIBDA (AMD bln) Total Armenia Revenue (AMD bln) +8% -5% +13% +12% -6% +13% -2% -6% 59.3 58.0 32.6 30.5 Quarterly revenue growth due to positive seasonal dynamics

27 +6% -10% +12% +15% +36% +19% Armenia operating indicators ARPU increase as a result of seasonal factors MOU growth due to the launch of promotional campaigns to stimulate usage and increased guest roaming activity APPM decline due to the higher voice usage during the quarter ARPU (AMD) MOU (min) Subs, 000s 2 045.6 2 078.3 2 073.1 2 108.9 2 126.4 2 192.3 Churn rate, % 10.4% 11.3% 12.7% 8.6% 8.5% 7.7% SAC 6 005.8 5 143.6 6 787.7 6 868.7 7 192.0 6 719.4 APPM 17.4 16.3 14.1 12.8 11.8 10.9 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010

28 Financial and corporate highlights Key financial and operating results Appendix Contents Definitions and reconciliations Treatment of acquisition and consolidation

MTS оператор связи

Appendix – Definitions and Reconciliations

Non-GAAP financial measures. This presentation includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Return on Invested Capital (ROIC) is measured as (net income + interest expense + depreciation expense) / closing (equity + minority interest + long-term financial obligations).

Operating Income Before Depreciation, and Amortization (OIBDA). OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q3 2009						Q2 2010						Q3 2010					
USD mln	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM
Operating income	736.0	666.4	45.8	29.2	22.5	11.4	754.2	704.2	35.8	37.5	28.7	4.2	795.6	720.1	59.8	31.5	29.4	8.8
Add: D&A	473.9	335.7	90.7	22.8	3.2	21.6	480.4	333.8	91.1	28.3	4.4	22.7	513.8	368.3	85.0	32.9	4.7	22.8
OIBDA	1209.9	1 002.0	136.5	52.0	25.7	32.9	1234.6	1 038.0	126.8	65.8	33.1	26.9	1309.4	1 088.4	144.8	64.4	34.1	31.5

	Q3 2009						Q2 2010						Q3 2010					
	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM
Operating margin	28.0%	30.9%	16.1%	28.9%	52.1%	19.3%	27.2%	30.6%	13.2%	33.1%	53.7%	8.3%	27.3%	29.9%	20.5%	27.5%	52.6%	15.3%
Add: D&A as a % of revenues	18.0%	15.6%	32.0%	22.5%	7.4%	36.5%	17.3%	14.5%	33.6%	25.0%	8.3%	45.2%	17.7%	15.3%	29.2%	28.6%	8.5%	39.8%
OIBDA margin	46.0%	46.4%	48.1%	51.4%	59.5%	55.8%	44.5%	45.2%	46.8%	58.1%	62.0%	53.5%	45.0%	45.2%	49.7%	56.1%	61.1%	55.2%

29

30 Appendix – Definitions and Reconciliations Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. USD mln As of Dec 31, 2009 As of Sep 30, 2010 Current portion of LT debt and of capital lease obligations 2,022.5 1,461.7 LT debt 6,326.8 5,012.5 Capital lease obligations 0.9 1.5 Total debt 8,350.2 6,475.7 Less: Cash and cash equivalents 2,529.0 2,161.4 ST investments 206.5 325.9 Net debt 5,614.7 3,988.4

Appendix – Definitions and Reconciliations LTM OIBDA can be reconciled to our consolidated statements of operations as follows: USD mln Three months ended Dec 31, 2009 Nine months ended Sep 30, 2010 Twelve months ended Sep 30, 2010 A B C = A + B Net operating income 614.6 2,225.9 2,840.5 Add: depreciation and amortization 498.2 1,472.0 1,970.2 Add: long-lived assets impairment loss and acquisition related costs 86.4 - 86.4 Adjusted OIBDA* 1,199.2 3,697.9 4,897.1 Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in US GAAP and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with US GAAP. USD mln For nine months ended Sep 30, 2009 For nine months ended Sep 30, 2010 Net cash provided by operating activities 2,469.3 2,739.9 Less: Purchases of property, plant and equipment (1,402.3) (725.5) Purchases of intangible assets (287.7) (237.6) Proceeds from sale of property, plant and equipment 26.9 6.0 Proceeds/ (purchases) of other investments 0.1 796.3 Investments in and advances to associates 0.9 (1.5) Acquisition of subsidiaries, net of cash acquired (185.9) (154.1) Free cash flow 621.3 2,423.5 31 * Adjusted OIBDA represents operating income before depreciation & amortization, impairment of long-lived assets and acquisition related costs. For further information, please see the Appendix for definitions and reconciliations

Appendix – Definitions and Reconciliations Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period. 32

33 Appendix – Treatment of the acquisition and consolidation of Comstar-UTS, TS-Retail and Metro-Telecom Because Comstar-UTS, TS-Retail and Metro-Telecom were acquired from JSC Sistema, the majority owner of MTS, Comstar, TS-Retail and Metro-Telecom, the acquisitions were accounted for as transactions between entities under common control. Similar to a pooling of interest, whereby the assets and liabilities of Comstar, TS-Retail and Metro-Telecom were recorded at Sistema's carrying value, MTS' historical financial information was recast to include the acquired entities for all periods presented.

34 Appendix – Adjusted OIBDA definition According to the SEC definition Sec. 103 EBIT and EBITDA, measures that are calculated differently than those described as EBIT and EBITDA in the materials should not be characterized as "EBIT" or "EBIDTA." Instead, the titles of these measures should clearly identify the earnings measure being used and all adjustments. MTS reports adjusted OIBDA due to its treatment of the impairment of long-lived assets and acquisition-related costs that relates to Q4 2009.

35 Contact information For further information MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: November 18, 2010